December 30, 2002

No Act
P.E. 12-6-02
1-13160120

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act	33
Section	
Rule	Form S-3
Public Availability	12-30-02

Re: CarMax, Inc.
Incoming letter dated December 6, 2002

Based on the facts presented, it is the Division's view that CarMax, Inc. may use Circuit City Stores, Inc.'s reporting history to determine whether it satisfies the twelve-month reporting requirement of General Instruction I.A.3 of Form S-3.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require another result. This letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2002

Jane Whitt Sellers
McGuireWoods LLP
One James Center
901 East Gary Street
Richmond, Virginia 23219-4030

Re: CarMax Inc.

Dear Ms. Sellers:

In regard to your letter of December 6, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

Securities Act of 1933-Form S-3

December 6, 2002

BY FEDERAL EXPRESS

Chief Counsel, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: CarMax, Inc. – Separation from Circuit City Stores, Inc

Ladies and Gentlemen:

We are advising CarMax, Inc., a Virginia corporation ("CarMax" or "CarMax, Inc."), in connection with the separation of CarMax from Circuit City Stores, Inc., a Virginia corporation ("Circuit City Stores"), into an independent, separately traded public company (the "Separation"). As more fully described in this letter and in the proxy statement/prospectus filed with the Securities and Exchange Commission (the "Commission") by CarMax, Inc. on August 6, 2002 under Rule 424, pursuant to the Separation, Circuit City Stores proposed to (1) redeem all of the outstanding shares of Circuit City Stores, Inc.–CarMax Group Common Stock, par value $ 0.50 per share ("CarMax Group Common Stock"), in exchange for shares of common stock, par value $ 0.50 per share, of CarMax ("CarMax, Inc. Common Stock"), and (2) distribute the remaining shares of CarMax, Inc. Common Stock to holders of the Circuit City Stores, Inc.–Circuit City Group Common Stock, par value $ 0.50 per share ("Circuit City Group Common Stock"). At that time, CarMax, Inc., which had been a wholly owned subsidiary of Circuit City Stores since October 4, 1996, held substantially all of the businesses, assets and liabilities of the business tracked by the CarMax Group Common Stock (the "CarMax Group"). As a result of the Separation, the businesses, assets and liabilities of the CarMax Group were proposed to be held by CarMax, Inc. The shareholders of Circuit City Stores approved the proposals relating to the Separation on September 10, 2002 and the Separation took place on October 1, 2002.

We are writing to request the concurrence of the Staff of the Division of Corporation Finance of the Commission with our opinion that CarMax will be eligible to offer securities registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3, provided that at the time of filing of any such registration statement it satisfies all applicable registrant requirements for the use of Form S-3 other than the 12-month reporting requirement set forth in Instruction I.A.3 thereto.

I. Background and Proposed Transaction

CarMax and Circuit City Stores have authorized us to submit this letter and to make the following factual representations on their behalf:

A. Circuit City Stores, the CarMax Group and CarMax, Inc.

Circuit City Stores is a publicly held corporation that is a national retailer of consumer electronics, personal computers and entertainment software (the "Circuit City Business"). Through the CarMax Group, of which CarMax is a part, Circuit City Stores operated a national chain of used-car superstores. The CarMax Group was a leading retailer of used cars and light trucks in the United States. The CarMax Group purchased, reconditioned and sold used vehicles. In addition, the CarMax Group also sold new vehicles under franchise agreements with various manufacturers.

The CarMax Group was comprised of the businesses, assets and liabilities the financial performance and economic value of which were intended to be reflected by the CarMax Group Common Stock, which was a series of common stock of Circuit City Stores listed on the New York Stock Exchange. The CarMax Group was an integrated set of businesses, assets and liabilities of Circuit City Stores and was not a separate legal entity. Substantially all of the assets and liabilities of the CarMax Group were, however, held by CarMax, Inc. As a result of the Separation, all the businesses, assets and liabilities of the CarMax Group are held by CarMax, Inc.

The Circuit City Group was made up of the Circuit City Business and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

Circuit City Stores registered its two series of tracking stock (and associated rights) under Section 12 of the Exchange Act. Circuit City was at the time of the Separation, and is, subject to and in compliance with the reporting requirements of the Exchange Act and the applicable rules and regulations thereunder. The series of Circuit City Stores securities registered under Section 12 of the Exchange Act were the Circuit City Group Common Stock and the CarMax Group Common Stock (and associated preferred stock purchase rights issued under a shareholder rights plan). The Circuit City Group Common Stock and the CarMax Group Common Stock (together with associated rights) were listed and traded on the New York Stock Exchange. As of July 22, 2002, the record date for the Circuit City Stores shareholders' meeting concerning the Separation, there were outstanding 209,938,194 shares of Circuit City Group Common Stock and 37,114,828 shares of CarMax Group Common Stock. In addition, 65,923,200 shares of CarMax Group Common Stock were reserved for issuance to holders of Circuit City Group Common Stock or otherwise reserved for the benefit of the Circuit City Group.

B. The Separation

General. Circuit City Stores proposed to separate the CarMax Group from Circuit City Stores on a tax-free basis. Circuit City Stores received a private letter ruling from the Internal Revenue Service to the effect that, for U.S. federal income tax purposes, the Separation will be tax-free to Circuit City Stores and to the holders of Circuit City Group Common Stock and CarMax Group Common Stock to the extent they receive CarMax, Inc. Common Stock in the Separation. The Separation was effected pursuant to the terms of the Separation Agreement, dated May 21, 2002, entered into between Circuit City Stores and CarMax. As part of the Separation, Circuit City Stores effected certain asset transfers, intercompany debt assumptions and other contributions and assumptions, the purpose and effect of which was to contribute to CarMax all of the businesses, assets and liabilities of Circuit City Stores relating to the CarMax Group that CarMax did not already hold. (As noted above, substantially all of the assets and liabilities of the CarMax Group were already held prior to the Separation by CarMax, Inc.). In addition, a special dividend of $28.4 million was paid on the Separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores' continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax. Upon completion of the Separation, CarMax had outstanding approximately 103 million shares of CarMax, Inc. Common Stock, which equals the sum of (1) the number of shares of CarMax Group Common Stock issued and outstanding immediately prior to the Separation, and (2) the aggregate number of shares of CarMax, Inc. Common Stock distributed in the Separation to holders of Circuit City Group Common Stock. In addition, approximately 4,390,000 shares of CarMax, Inc. Common Stock were issuable upon exercise of options granted by CarMax under its stock compensation plans.

To effect the Separation, Circuit City Stores (1) redeemed all of the outstanding shares of CarMax Group Common Stock in exchange for shares of CarMax, Inc. Common Stock (the "Redemption") and (2) distributed the remaining shares of CarMax, Inc. Common Stock to holders of Circuit City Group Common Stock (the "Distribution"). The Separation was similar to other transactions where tracking stock was redeemed as part of a subsidiary's separation from its parent.

As a result of the Separation, CarMax became an independent, separately traded publicly held company. In addition, the holders of CarMax Group Common Stock became shareholders of CarMax rather than of Circuit City Stores, and CarMax Group Common Stock ceased to exist. All the shares of Circuit City Group Common Stock remained outstanding, and the terms of such stock were not changed by the Separation, except that the Circuit City Group Common Stock was redesignated "Common Stock" (hereinafter referred to as the "Circuit City Common Stock" when referring to the stock representing Circuit City Stores after the Separation).

Required Shareholder Vote. Consummation of the Separation and the transactions contemplated thereby was conditioned upon approval by (i) the holders of a majority of the outstanding Circuit City Group Common Stock voting as a separate group, (ii) the holders of a majority of the outstanding CarMax Group Common Stock voting as a separate group, and (iii) the holders of a majority of the outstanding Circuit City Group Common Stock and the CarMax Group Common Stock voting together as a single group. In connection with the special meeting of shareholders concerning the Separation, each outstanding share of Circuit City Group Common Stock entitled the holder to one vote when voting separately as well as when voting together as a single group with the holders of CarMax Group Common Stock. Each outstanding share of CarMax Group Common Stock entitled the holder to a single vote when voting separately and to 1.131 votes when voting together as a single group with the holders of Circuit City Group Common Stock. A special meeting of the shareholders of Circuit City Stores was held on September 10, 2002 and all of the proposals relating to the Separation were approved by the required votes.

Treatment of Stock Awards and Benefit Plans. In the Separation, outstanding awards with respect to the CarMax Group Common Stock, including options, restricted stock and stock appreciation rights, were converted into outstanding awards with respect to CarMax, Inc. Common Stock. Upon approval of the proposal to adopt the below benefit plans, which took place at the September 10, 2002 shareholders meeting, and upon the Separation, CarMax implemented the following benefit plans: (1) the CarMax, Inc. Annual Performance-Based Bonus Plan; (2) the CarMax, Inc. 2002 Stock Incentive Plan; and (3) the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan. CarMax also established the CarMax Employee Stock Purchase Plan for non-officer employees and certain pension and benefit plans.

Purposes of the Separation. The Board of Directors of Circuit City Stores believed that the Separation would provide many benefits to Circuit City Stores and all of its shareholders, including allowing the Circuit City Stores management and CarMax management to better focus on their respective businesses by: (1) relieving the resource allocation burden that maintaining ownership of two fundamentally different businesses created, (2) alleviating capital constraints that could be imposed on CarMax's expansion plans by the concurrent capital needs of the Circuit City business, (3) allowing each of Circuit City Stores and CarMax to establish the most appropriate capital structures for their respective businesses, and (4) allowing each of Circuit City Stores and CarMax to create appropriate retirement arrangements for their respective employees.

C. Proxy Statement/Prospectus of CarMax and Circuit City Stores and Exchange Act Reporting for CarMax

Proxy Solicitation. In connection with the Separation, Circuit City Stores caused to be filed with the Commission under the Exchange Act and furnished to the holders of Circuit City Group Common Stock and CarMax Group Common Stock a proxy statement/prospectus dated August 7, 2002 (the "Proxy Statement/Prospectus"), for use in soliciting their proxies to approve the Separation.

The Proxy Statement/Prospectus also constituted a prospectus of CarMax with respect to the shares of CarMax, Inc. Common Stock to be issued in the Separation. CarMax filed with the Commission a registration statement on Form S-4, Registration No. 333-85240 (the "Form S-4 Registration Statement"), to register such shares under the Securities Act of 1933, as amended (the "Securities Act"), which registration statement included the Proxy Statement/Prospectus. The Form S-4 Registration Statement was initially filed on March 29, 2002 and declared effective on August 5, 2002.

Reporting Requirements and Listing. Before the Separation, CarMax was a wholly owned subsidiary of Circuit City Stores and had not historically had a class of securities registered under Section 12 of the Exchange Act. In connection with the Separation, CarMax became subject to the reporting requirements of the Exchange Act when the Form S-4 Registration Statement became effective. In addition, on August 7, 2002, CarMax filed a registration statement on Form 8-A with the Commission pursuant to Section 12(b) of the Exchange Act in order to register the CarMax, Inc. Common Stock thereunder. The New York Stock Exchange authorized the listing of CarMax, Inc. Common Stock after the Separation under the symbol "KMX", previously, the symbol for the CarMax Group Common Stock. Although prior to the Separation CarMax did not file periodic reports and other information with the Commission, as discussed in greater detail below, Circuit City Stores has for a number of years included in its reports filed with the Commission detailed financial and narrative information about the CarMax Group, including a management's discussion and analysis of the financial condition and results of operations of the CarMax Group. This information is comparable to information that would have been filed by CarMax, Inc. had it been a reporting company under the Exchange Act during this period.

II. Request

On behalf of CarMax, we respectfully request that the Staff concur with our opinion that CarMax will be eligible to offer securities registered under the Securities Act pursuant to a registration statement on Form S-3, provided that at the time of filing of any such registration statement it satisfies all applicable registrant requirements for the use of Form S-3 other than the 12-month reporting requirement set forth in Instruction I.A.3 thereto.

III. Legal Analysis

Overview. General Instruction I.A to Form S-3 sets forth the requirements that a registrant must meet in order to qualify for the use of Form S-3 to register securities under the Securities Act. Instruction I.A.3 provides that to use Form S-3, a registrant must, among other things, have been subject to the reporting requirements of Section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for at least 12 calendar months immediately preceding the filing of the registration statement on Form S-3. On a stand-alone basis, CarMax did not meet this 12-month reporting requirement immediately after the completion of the Separation.

Under the circumstances of the proposed Separation, it is our opinion that the imposition of the 12-month reporting requirement on CarMax is neither appropriate nor necessary for the protection of investors. First, detailed information regarding CarMax of the type contemplated by the 12-month reporting requirement is already available to the public. Second, it is our opinion that permitting CarMax to use Form S-3 would be consistent with the position taken by the Staff in a number of prior interpretive letters.[1] Finally, it is our opinion that permitting CarMax to use Form S-3 would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4.

Publicly Available, Detailed Information Regarding CarMax. The purpose of the 12-month reporting requirement is to ensure that detailed information regarding the issuer has been disseminated to the public prior to the registration of securities on Form S-3. Detailed information regarding CarMax is already available to the public because, among other things:

(1) detailed financial and narrative disclosure regarding the CarMax Group has been included in the periodic reports filed by Circuit City Stores under the Exchange Act for more than 12 calendar months and in registration statements filed by Circuit City Stores under the Securities Act, and, since the Separation, CarMax, Inc. operates and owns all of the businesses, assets and liabilities of the CarMax Group;

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[1] *See infra* note 4.

(2) Circuit City Stores was at the time of the Separation, and is currently, in compliance with the reporting obligations under the Exchange Act; and

(3) The Form S-4 Registration Statement, including the Proxy Statement/Prospectus furnished to the holders of the CarMax Group Common Stock and the Circuit City Group Common Stock in connection with the Separation, contains substantially all of the information regarding CarMax, Inc. required to be included in a registration statement on Form 10 filed under the Exchange Act and a registration statement on Form S-1 filed under the Securities Act.

With respect to the information regarding the CarMax Group included in reports filed by Circuit City Stores, we note that Circuit City Stores' Annual Reports on Form 10-K for the fiscal years ended February 28 or 29, 1999, 2000, 2001 and 2002 contain detailed financial and narrative information regarding the CarMax Group for the fiscal years ended February 28 or 29, 1997, 1998, 1999, 2000, 2001 and 2002. Such information includes segment data with respect to the CarMax Group contained in the audited consolidated financial statements of Circuit City Stores that satisfies FAS No. 131[2], as well as discussion and analysis of the financial condition and results of operations of the CarMax Group. In addition, such Annual Reports of Circuit City Stores contain separate audited financial statements of the CarMax Group, as well as separate discussion and analysis of the financial condition and results of operations of the CarMax Group in the format required by Item 303 of Regulation S-K.

Furthermore, Circuit City Stores' Quarterly Reports on Form 10-Q for the first three quarters of the fiscal years ended February 28 or 29, 2000, 2001 and 2002 and for the first two quarters of the fiscal year ending February 28, 2003 contain unaudited consolidated financial statements of Circuit City Stores with segment data with respect to the CarMax Group for the first three quarters of the fiscal years ended February 28 or 29, 1999, 2000, 2001 and 2002 and for the first two quarters of the fiscal year ending February 28, 2003 that satisfies FAS No. 131[3], as well as discussion and analysis of the financial condition and results of operations of the CarMax Group. In addition, such Quarterly Reports of Circuit City Stores contain separate unaudited financial statements

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[2] Such segment information/data for the CarMax Group includes (i) the factors used to identify the CarMax Group as a reportable segment; (ii) a measure of profit or loss and total assets for the CarMax Group, including revenues from external customers, interest expense, depreciation and amortization, earnings (loss) from continuing operations before income taxes (earnings (loss) before income taxes in the Form 10-K for the fiscal year ended February 28, 1999 and the Forms 10-Q for the first three quarters of the fiscal year ended February 28, 2002 and the first quarter of the fiscal year ending February 28, 2003), provision for income taxes, earnings (loss) from continuing operations (net earnings (loss) in the Form 10-K for the fiscal year ended February 28, 1999 and the Forms 10-Q for the first three quarters of the fiscal year ended February 28, 2002 and the first quarter of the fiscal year ending February 28, 2003) and total assets; and (iii) capital expenditures for the CarMax Group (capital expenditures for the CarMax Group are disclosed in the Statements of Cash Flows for the CarMax Group).

[3] *See supra* note 2.

of the CarMax Group, as well as a separate discussion and analysis of the financial condition and results of operations of the CarMax Group in the format required by Item 303 of Regulation S-K.

Based on the foregoing, it is our opinion that the imposition on CarMax of the 12-month reporting requirement set forth in Instruction I.A.3 of Form S-3 would not result in the disclosure of any meaningful additional information to shareholders.

Consistency of Relief With Prior Staff Interpretations. It is our opinion that permitting CarMax to use Form S-3 would be consistent with the position taken by the Staff in a number of prior interpretive letters.[4] Relief from the 12-month reporting requirement has been granted in three general contexts: (1) successor issuers in corporate reorganizations that meet the conditions of Instruction I.A.7 of Form S-3, (2) pro rata spin-offs that meet the conditions of Staff Legal Bulletin No. 4 and (3) certain spin-offs that, while not meeting all of the conditions of Staff Legal Bulletin No. 4, have been granted no-action relief by the Staff. With respect to spin-offs that do not comply with Staff Legal Bulletin No. 4, the Staff has taken the position that the separated company could take into account its parent's Exchange Act reporting history for purposes of Form S-3 eligibility in cases similar to CarMax's where tracking stock was redeemed as part of a subsidiary's separation from its parent when the parent had previously included extensive segment-level information about the subsidiary in the parent's Exchange Act periodic reports. *See e.g.* United States Steel, AT&T Wireless, U S West and EDS. Accordingly, we request that the Staff concur with our opinion that CarMax will be eligible to register securities pursuant to a registration statement on Form S-3, provided that at the time of filing of any such registration statement it satisfies all applicable registrant requirements for the use of Form S-3 other than the 12-month reporting requirement set forth in Instruction I.A.3 thereto.

Consistency of Relief with Staff Legal Bulletin No. 4. It is our opinion that permitting CarMax to use Form S-3 would be consistent with the position taken by the Division in Staff Legal Bulletin No. 4. However, we are requesting relief because the structure of the Separation differs from the structure of spin-offs addressed by Staff Legal Bulletin No. 4. *See* United States Steel, AT&T Wireless, U S West and EDS.

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[4] *See, e.g.* United States Steel (available December 28, 2001) ("United States Steel"); AT&T Wireless, Inc. (available June 29, 2001) ("AT&T Wireless"); Avaya Inc. (available August 23, 2000); OMI Corporation (available January 28, 1999); US West, Inc. (available May 5, 1998) ("U S West"); Bio-Vascular, Inc. (available May 8, 1997)("Bio-Vascular"); Alco Standard Corporation (available February 14, 1997) ("Alco"); Manor Care, Inc. (available October 3, 1996) ("Manor Care"); The Dial Corp (available July 24, 1996) ("Dial"); Premark International Inc. (available May 17, 1996) ("Premark"); Electronic Data Systems Holding Corporation (available April 29, 1996) ("EDS"); ITT Corporation (available February 21, 1996); Darden Restaurants, Inc. (available June 9, 1995); The Promus Companies Incorporated (available April 21, 1995) ("Promus"); MB Communications, Inc. (available May 6, 1994) ("MB Communications") and Eastman Chemical Company (available November 24, 1993).

In Staff Legal Bulletin No. 4, the Division allows a spun-off subsidiary to consider its former parent's reporting history in determining whether the spun-off subsidiary satisfies Form S-3's reporting history requirement if:

(1) the parent is current in its Exchange Act reporting;

(2) the spun-off subsidiary will have substantially the same assets, businesses and operations as a segment or subsidiary about which the parent has reported extensive segment data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the spin-off date; and

(3) the spin-off meets five conditions: (i) the parent shareholders do not provide consideration for the spun-off shares; (ii) the spin-off is pro-rata to the parent shareholders; (iii) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (iv) the parent has a valid business purpose for the spin-off; and (v) if the parent spins off "restricted securities", it has held those securities for at least two years.

As described above in this letter, CarMax satisfied the first two conditions, as well as subparts (iii), (iv) and (v) of the third condition. However, because a portion of the CarMax Group Common Stock was outstanding and was redeemed in the Separation and a portion was reserved for the Circuit City Group and was distributed in the Separation, which is not the case with the typical spin-off addressed by Staff Legal Bulletin No. 4, the Separation may not be deemed to be without consideration or on a pro-rata basis.

It is our opinion that these differences do not affect the application of the logic of this aspect of Staff Legal Bulletin No. 4 to the CarMax transaction. Specifically, the structural differences between the Separation and a spin-off that cause the Separation not to be covered by the Staff Legal Bulletin do not change the quality of publicly available information concerning CarMax relative to the information that would be available if CarMax had been separated in a spin-off of the type addressed in Staff Legal Bulletin No. 4. Circuit City Stores has reported extensive information regarding the CarMax Group (including extensive segment information meeting the requirements set forth in footnote 20 to Staff Legal Bulletin No. 4) for approximately five years and CarMax filed a Registration Statement relating to the CarMax, Inc. Common Stock to be issued in the Separation. Thus, it is our opinion that permitting CarMax to use Form S-3 would be consistent with the position taken by the Division in Staff Legal Bulletin No. 4.

IV. Conclusion

In accordance with Exchange Act Release No. 33-6269, I am enclosing herewith seven additional copies of this letter. If you should have any questions regarding this letter, or if you should require any additional information, please do not hesitate to call the undersigned at (804) 775-1054 or Karl M. Strait of this Firm at (804) 775-1133. We would appreciate it if you would advise us as soon as possible in the event that you conclude that you are unable to concur with any of the opinions expressed in this letter and, in any event, prior to issuing a written response declining to agree with any such conclusion.

Very truly yours,

Jane Whitt Sellers by KMStrait

Jane Whitt Sellers

cc: W. Alan McCollough
Michael T. Chalifoux
Philip J. Dunn
W. Austin Ligon
Keith D. Browning
Robert L. Burrus, Jr., Esq.
Karl M. Strait, Esq.